File Number: 0-13722



FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

02046975

Report of Foreign Issuer
Pursuant to Rule 13a-6 or 15d-16 under
The Securities Exchange Act of 1934

P.E.
7/22/02

**Six Month's Report 2002**



Aktiebolaget SKF
(Exact name of Registrant as specified in its charter)

SKF Incorporated
(Translation of Registrant's name into English)

Kingdom of Sweden
(Jurisdiction of incorporation or organization)

S-415 50 Göteborg, Sweden
(Address of principal executive offices)

126.doc

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Aktiebolaget SKF
(publ)

Carina Bergfelt

Tore Bertilsson

Date: July 15, 2002

# Press release

## SKF Half-year report 2002

## Second quarter earnings per share up 22%

The SKF Group reports a profit before taxes for the second quarter 2002 of MSEK 925 (820). The profit for the first half of 2002 was MSEK 1 686 (1 611).

Earnings per share for the second quarter were SEK 5.58 (4.56), and for the first half year, SEK 10.22 (9.50).

Sales in Europe remained weak in the second quarter. In North America, sales to the automotive sector showed good growth and sales to the industrial sector started to recover. Sales growth in the Asian region accelerated.

**Outlook**

The predicted recovery in market demand this year for the Group is progressing step by step in a number of segments and regions. Production will be increased to meet the expected higher market demand.

**Summary:**

- The operating profit for the first half of 2002 was MSEK 1 951 (1 887). The figure for the second quarter was MSEK 1 048 (979).

- The operating margin for the SKF Group for the first half-year of 2002 amounted to 9.0% (8.6), and for the second quarter to 9.5% (8.8).

- Cash flow after investments before financing was MSEK 717 (1 746). Cash flow for the second quarter was MSEK 829 (1 249).

- Net sales amounted to MSEK 21 718 (22 054). Net sales for the second quarter amounted to MSEK 11 053 (11 148).

- The decrease of 1.5% in net sales was attributable to:
  structure 1.6%, volume -3.7%, price/mix 1.4% and currency effect -0.8%.
  For the second quarter a decrease of 0.9% was attributable to:
  structure 1.9%, volume -0.5%, price/mix 1.4% and currency effect -3.7%.

- Net profit amounted to MSEK 1 165 (1 082). Net profit for the second quarter was MSEK 636 (520).

The Group's financial net for the first half of 2002 was MSEK -265 (-276). Additions to tangible assets totalled MSEK 611 (676). At the end of June, the Group's inventories amounted to 20.5% (23.7) of annual sales. The equity/assets ratio was 40.0% (37.6). Return on capital employed for the 12-months period ended June 30 was 15.3% (15.8). Return on equity was 14.3% (15.4). The registered number of employees was 39 926 (39 247). Acquisitions of the bearing factories of VMZ (Bulgaria), Aeroengine Bearings UK, and Delta Consult B.V. (NL) added close to 2000 employees to the number of registered employees.

Exchange rates for the second quarter of 2002, compared to the corresponding quarter of 2001, had a small positive effect on SKF's profit before taxes.

**Divisions**
The result by Division is based on SKF management reporting.

**The Industrial Division's** external sales for the first half of 2002 amounted to MSEK 5 006 (5 156), a decrease of 2.9%. Total sales (sales and deliveries to external and internal customers) were MSEK 7 990 (8 095). The operating result for the first half of 2002 amounted to MSEK 806 (842), resulting in an operating margin of 10.1% (10.4) on total sales including internal deliveries.

Sales in Europe were slightly lower in the second quarter compared to the same period last year. Sales in North America were somewhat higher than last year. Sales in Asia were at approximately the same level as last year.

SKF has launched a new all-electrical steering system for industrial vehicles that improves comfort and safety for the operator, simplifies design and assembly for the manufacturer and benefits the environment through the elimination of the hydraulic system. The system was demonstrated in a forklift at the Hanover Fair.

During the second quarter, SKF added angular contact ball bearings to the Explorer family of products. This is one more step in a series of continuous improvements to keep products in the forefront of technology and to provide new design possibilities for customers.

SKF also launched an online monitoring system, called the SKF WindCon System, for the wind energy market. With this system, wind park operators have a complete and continuous overview of the mechanical conditions of their wind turbines. SKF WindCon will enable operators to improve overall uptime of the wind turbine and enhance maintenance timing and efficiency.

**The Automotive Division's** external sales for the first half of 2002 amounted to MSEK 7 061 (6 950), an increase of 1.6%. Total sales were MSEK 7 810 (7 784). The operating result for the first half of 2002 amounted to MSEK 320 (259), resulting in an operating margin of 4.1% (3.3) on total sales including internal deliveries.

Sales of bearing and seal products to the car and the light truck industry in Europe were slightly lower compared to the second quarter last year. In North America, sales were higher than in the same period a year ago due both to a higher production of vehicles and a positive mix of SKF sales.

Sales to the heavy truck industry in Europe were somewhat lower than for the same period last year while sales to the heavy trucks industry in North America were higher than for the same period last year.

SKF's vehicle service business reported considerably higher sales figures for the second quarter this year compared to the same period last year.

Chrysler´s all-new Pacifica 2004, positioned as a sports tourer, will be fitted with SKF hub bearing units on both axles. The hub units carry integrated ABS sensors and feature the latest self-retaining orbital-formed closure technique.

**The Electrical Division's** external sales for the first half of 2002 amounted to MSEK 995 (1 032), a decrease of 3.6%. Total sales were MSEK 3 444 (3 623). The operating result for the first half of 2002 amounted to MSEK 187 (195), resulting in an operating margin of 5.4% (5.4) on total sales including internal deliveries.

Sales were higher in the second quarter compared to the same period a year ago, mainly as a result of new customers and strong sales to the two-wheeler market in the Asian Pacific region.

Capacity in the factory in Jakarta, Indonesia, is being increased to meet the fast increasing demand for SKF products for two-wheelers.

**The Service Division's** external sales for the first half of 2002 amounted to MSEK 6 638 (6 788), a decrease of 2.2%. Total sales were MSEK 7 397 (7 592). The operating result for the first half of 2002 amounted to MSEK 637 (570), resulting in an operating margin of 8.6% (7.5) on total sales including internal deliveries.

Sales in Europe were considerably lower during the quarter compared to the corresponding period a year ago. In North America, sales were somewhat better than for the second quarter 2001. In Asia, sales increased considerably compared to the figures for the same period last year.

During the quarter, SKF launched an industrial decision support system. The system, branded @ptitude™, provides technologies and services that automate the decision support process for optimized asset efficiency.

During the quarter, SKF acquired 100% of the shares of the Dutch company Delta Consult B.V. The company provides high-level, life-cycle asset management, maintenance engineering and operational services, as well as maintenance-related business process and information technology support.

**The Aero and Steel Division's** external sales for the first half of 2002 amounted to MSEK 2 006 (2 094), a decrease of 4.2%. Total sales were MSEK 3 362 (3 553). The operating result for the first half of 2002 amounted to MSEK 119 (127), resulting in an operating margin of 3.5% (3.6) on total sales including internal deliveries.

Sales to the aerospace industry were clearly weaker during the second quarter compared to the same period a year ago, especially in the aeroengine business.

The acquisition of 75 percent of the shares in NSK Aerospace Europe Ltd at Stonehouse in the UK was finalized during the quarter.

Ovako Steel, previously the Steel Division and today part of the Aero and Steel Division, reported for the first half of 2002 external sales of MSEK 869 (968). Total sales were MSEK 1 611 (1 682). The operating result for the first half amounted to MSEK 3 (-3). The operating result for the second quarter amounted to MSEK 12 (6).

During the quarter, Ovako reported higher demand from both SKF and external customers.

**Parent Company**

Profit before taxes for the first half of 2002 amounted to MSEK 614 (547). Previously published profit before taxes for 2001 has been restated to include Group contribution directly in shareholders equity. The Company had no net sales. Investments amounted to MSEK 0 (1). As of June 30, short-term financial assets amounted to MSEK 1 (1). The average number of employees was 121 (109).

**Previous outlook statement**

First quarter 2002: "The overall market demand for the Group is expected to be weak also in the second quarter this year. However, in Asia the growth is expected to continue and in North America more signs of a recovery are seen."

**Overhead presentation from SKF**

An overhead presentation will be published on SKF's website at the following address: http://investors.skf.com (choose presentations).

Göteborg, July 15, 2002
Aktiebolaget SKF
(publ.)

Sune Carlsson
President and CEO

Enclosures:
Consolidated financial information
Consolidated balance sheets
Consolidated statements of cash flow
Consolidated financial information - yearly and quarterly comparisons (Group and Divisions)

The accounting principles and methods of calculation are those described in Note 1 in the Annual Report 2001. The report has not been audited by the Company's auditors.

The SKF Nine-months report 2002 will be published on Tuesday, October 15, 2002.

Further information can be obtained from:
Lars G Malmer, Group Communication, tel +46-705-371541, e-mail: lars.g.malmer@skf.com
Marita Björk, Investor Relations, tel +46-705-181994, e-mail: marita.bjork@skf.com

Aktiebolaget SKF, SE-415 50 Göteborg, Sweden, tel +46-31-3371000, fax +46-31-3372832,
www.skf.com

**CONSOLIDATED FINANCIAL INFORMATION**
(MSEK unless otherwise stated)

| | **April-June 2002** | April-June 2001 | **Jan-June 2002** | Jan-June 2001 |
|---|---|---|---|---|
| Net sales | **11 053** | 11 148 | **21 718** | 22 054 |
| Cost of goods sold * | **-8 359** | -8 471 | **-16 514** | -16 896 |
| **Gross profit** | **2 694** | 2 677 | **5 204** | 5 158 |
| Selling and administrative expenses * | **-1 642** | -1 718 | **-3 284** | -3 323 |
| Other operating income/expense - net | **-11** | 13 | **23** | 45 |
| Result of associated companies | **7** | 7 | **8** | 7 |
| **Operating profit** | **1 048** | 979 | **1 951** | 1 887 |
| Operating margin, % | **9.5** | 8.8 | **9.0** | 8.6 |
| Financial income and expense - net | **-123** | -159 | **-265** | -276 |
| **Profit before taxes** | **925** | 820 | **1 686** | 1 611 |
| Taxes | **-284** | -282 | **-515** | -502 |
| **Profit after taxes** | **641** | 538 | **1 171** | 1 109 |
| Minority interest | **-5** | -18 | **-6** | -27 |
| **Net profit** | **636** | 520 | **1 165** | 1 082 |
| Earnings per share after tax, SEK | **5.58** | 4.56 | **10.22** | 9.50 |
| Additions to tangible assets | **322** | 337 | **611** | 676 |
| Number of employees registered | **39 926** | 39 247 | **39 926** | 39 247 |
| Return on capital employed for the 12-month period ended June 30, % | **15.3** | 15.8 | **15.3** | 15.8 |

* Beginning in 2002, management expenses are classified as Cost of goods sold and/or Selling and administrative expenses based on the type of operation. Previous years have been restated in accordance with the new principles.

| **Number of shares**** | **June 30, 2002** | December 31, 2001 |
|---|---|---|
| Total number of shares | **113 837 767** | 113 837 767 |
| - whereof A-shares | **43 489 991** | 49 256 332 |
| - whereof B-shares | **70 347 776** | 64 581 435 |

** At SKF's Annual General Meeting on April 18, 2002 it was decided to insert a share conversion right of A-shares to B-shares.

Enclosure 2

## CONSOLIDATED BALANCE SHEETS (MSEK)

| | June 2002 | December 2001 |
|---|---|---|
| Intangible assets | 1 751 | 1 678 |
| Tangible assets | 12 648 | 13 599 |
| Investments and long-term financial assets | 1 689 | 1 814 |
| **Total capital assets** | 16 088 | 17 091 |
| Inventories | 8 840 | 9 113 |
| Short-term assets | 9 778 | 9 306 |
| Short-term financial assets | 4 685 | 5 387 |
| **Total short-term assets** | 23 303 | 23 806 |
| **TOTAL ASSETS** | 39 391 | 40 897 |
| **Shareholders' equity** | 15 191 | 16 224 |
| Provisions for pensions and other postretirement benefits | 6 391 | 7 044 |
| Provisions for taxes | 2 122 | 1 893 |
| Other provisions | 3 621 | 3 429 |
| **Total provisions** | 12 134 | 12 366 |
| Long-term loans | 2 452 | 2 830 |
| Other long-term liabilities, including minority interest | 627 | 667 |
| **Total long-term liabilities** | 3 079 | 3 497 |
| Short-term loans | 592 | 711 |
| Other short-term liabilities | 8 395 | 8 099 |
| **Total short-term liabilities** | 8 987 | 8 810 |
| **TOTAL EQUITY, PROVISIONS AND LIABILITIES** | 39 391 | 40 897 |

| | | |
|---|---|---|
| **Changes in Shareholders' equity:** | | |
| Opening balance January 1 | 16 224 | 13 594 |
| Cash dividend | -683 | -598 |
| Net profit | 1 165 | 2 167 |
| Translation adjustments | -1 515 | 1 061 |
| **Closing balance** | 15 191 | 16 224 |

## CONSOLIDATED STATEMENTS OF CASH FLOW (MSEK)

| | April-June 2002 | April-June 2001 | Jan-June 2002 | Jan-June 2001 |
|---|---|---|---|---|
| Profit before taxes | **925** | 820 | **1 686** | 1 611 |
| Depreciation on tangible assets and goodwill amortization | **434** | 449 | **873** | 887 |
| Net gain on sales of tangible assets and businesses | **-** | 4 | **-80** | -83 |
| Result of associated companies | **-7** | -7 | **-8** | -7 |
| Taxes | **-160** | -54 | **-301** | -58 |
| Changes in working capital | **36** | 420 | **-564** | 92 |
| **Cash flow from operations** | **1 228** | 1 632 | **1 606** | 2 442 |
| Investments in tangible assets and businesses | **-440** | -391 | **-1 117** | -856 |
| Sales of tangible assets and businesses | **41** | 8 | **228** | 160 |
| **Cash flow after investments before financing** | **829** | 1 249 | **717** | 1 746 |
| Change in loans | **-9** | 35 | **-216** | -850 |
| Change in pensions | **-31** | -13 | **-267** | -9 |
| Change in long-term financial assets | **-31** | 6 | **-60** | -54 |
| Cash dividends, AB SKF shareholders | **-683** | -598 | **-683** | -598 |
| **Cash effect on short-term financial assets** | **75** | 679 | **-509** | 235 |

| **Change in short-term financial assets** | | | | |
|---|---|---|---|---|
| April 1 / January 1 | **4 742** | 3 128 | **5 387** | 3 481 |
| Cash effect | **75** | 679 | **-509** | 235 |
| Exchange rate effect | **-132** | 55 | **-193** | 146 |
| June 30 | **4 685** | 3 862 | **4 685** | 3 862 |

**Change in net interest-bearing liabilities**

| | Opening balance | Exchange rate effect | Change in items | Acquired and sold businesses | Closing balance |
|---|---|---|---|---|---|
| Loans, long- and short-term | 3 541 | -377 | -216 | 96 | 3 044 |
| Provisions for pensions | 7 044 | -386 | -267 | - | 6 391 |
| Financial assets, long-term | -1 410 | 186 | -60 | -1 | -1 285 |
| short-term | -5 387 | 193 | 509 | - | -4 685 |

| | | | | | |
|---|---|---|---|---|---|
| **Net interest-bearing liabilities** | **3 788** | **-384** | **-34** | **95** | **3 465** |

**CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (GROUP)**
(MSEK unless otherwise stated)

| | Full year 2000 | 1/01 | 2/01 | 3/01 | 4/01 | Full year 2001 | 1/02 | 2/02 | Half year 2002 |
|---|---|---|---|---|---|---|---|---|---|
| Net sales | 39 848 | 10 906 | 11 148 | 10 228 | 11 088 | 43 370 | 10 665 | 11 053 | 21 718 |
| Cost of goods sold * | -30 461 | -8 425 | -8 471 | -7 782 | -8 427 | -33 105 | -8 155 | -8 359 | -16 514 |
| **Gross profit** | **9 387** | **2 481** | **2 677** | **2 446** | **2 661** | **10 265** | **2 510** | **2 694** | **5 204** |
| Gross margin, % | 23.6 | 22.7 | 24.0 | 23.9 | 24.0 | 23.7 | 23.5 | 24.4 | 24.0 |
| Selling & admin. expenses * | -5 902 | -1 605 | -1 718 | -1 661 | -1 763 | -6 747 | -1 642 | -1 642 | -3 284 |
| Other operating income/ expense - net | 182 | 32 | 13 | 26 | 33 | 104 | 34 | -11 | 23 |
| Result of associated companies | 7 | - | 7 | 5 | - | 12 | 1 | 7 | 8 |
| **Operating profit** | **3 674** | **908** | **979** | **816** | **931** | **3 634** | **903** | **1 048** | **1 951** |
| Operating margin, % | 9.2 | 8.3 | 8.8 | 8.0 | 8.4 | 8.4 | 8.5 | 9.5 | 9.0 |
| Financial income & exp. - net | -672 | -117 | -159 | -131 | -107 | -514 | -142 | -123 | -265 |
| **Profit before taxes** | **3 002** | **791** | **820** | **685** | **824** | **3 120** | **761** | **925** | **1 686** |
| Profit margin before taxes, % | 7.5 | 7.3 | 7.4 | 6.7 | 7.4 | 7.2 | 7.1 | 8.4 | 7.8 |
| Taxes | -1 001 | -220 | -282 | -192 | -215 | -909 | -231 | -284 | -515 |
| **Profit after taxes** | **2 001** | **571** | **538** | **493** | **609** | **2 211** | **530** | **641** | **1 171** |
| Minority interest | -39 | -9 | -18 | -4 | -13 | -44 | -1 | -5 | -6 |
| **Net profit** | **1 962** | **562** | **520** | **489** | **596** | **2 167** | **529** | **636** | **1 165** |
| Earnings per share after tax, SEK | 17.23 | 4.94 | 4.56 | 4.30 | 5.24 | 19.04 | 4.64 | 5.58 | 10.22 |
| Return on capital employed for the 12-month period, % | 16.2 | 15.8 | 15.8 | 15.3 | 14.9 | 14.9 | 14.8 | 15.3 | 15.3 |
| Equity/assets ratio, % | 37.1 | 38.7 | 37.6 | 39.4 | 41.1 | 41.1 | 41.2 | 40.0 | 40.0 |
| Net worth per share, SEK | 119 | 131 | 133 | 140 | 143 | 143 | 140 | 133 | 133 |
| Additions to tangible assets | 1 388 | 339 | 337 | 365 | 362 | 1 403 | 289 | 322 | 611 |
| Registered number of employees | 40 401 | 39 770 | 39 247 | 38 466 | 38 091 | 38 091 | 38 205 | 39 926 | 39 926 |

* Beginning in 2002, management expenses are classified as Cost of goods sold and/or Selling and administrative expenses based on the type of operation. Previous years have been restated in accordance with the new principles.

Enclosure 5

**CONSOLIDATED FINANCIAL INFORMATION - QUARTERLY COMPARISONS (DIVISIONS)***
(MSEK unless otherwise stated)

| | Full year 2000 | 1/01 | 2/01 | 3/01 | 4/01 | Full year 2001 | 1/02 | 2/02 | Half year 2002 |
|---|---|---|---|---|---|---|---|---|---|
| **Industrial Division** | | | | | | | | | |
| External Sales | 8 800 | 2 610 | 2 546 | 2 355 | 2 454 | 9 965 | 2 493 | 2 513 | 5 006 |
| Total sales | 14 417 | 4 119 | 3 976 | 3 761 | 4 122 | 15 978 | 3 950 | 4 040 | 7 990 |
| Operating result | 1 675 | 413 | 429 | 364 | 456 | 1 662 | 376 | 430 | 806 |
| Operating margin | 11.6% | 10.0% | 10.8% | 9.7% | 11.1% | 10.4% | 9.5% | 10.6% | 10.1% |
| Invested capital | 6 832 | 7 195 | 7 262 | 7 213 | 6 970 | 6 970 | 7 235 | 6 815 | 6 815 |
| Registered number of employees | 10 645 | 10 630 | 10 486 | 10 371 | 10 343 | 10 343 | 10 567 | 10 457 | 10 457 |
| **Automotive Division** | | | | | | | | | |
| External Sales | 12 634 | 3 382 | 3 568 | 3 161 | 3 327 | 13 438 | 3 457 | 3 604 | 7 061 |
| Total sales | 13 976 | 3 817 | 3 967 | 3 540 | 3 698 | 15 022 | 3 831 | 3 979 | 7 810 |
| Operating result | 479 | 117 | 142 | 65 | 83 | 407 | 123 | 197 | 320 |
| Operating margin | 3.4% | 3.1% | 3.6% | 1.8% | 2.2% | 2.7% | 3.2% | 5.0% | 4.1% |
| Invested capital | 7 910 | 8 558 | 8 441 | 8 220 | 7 906 | 7 906 | 7 759 | 7 145 | 7 145 |
| Registered number of employees | 10 860 | 10 506 | 10 265 | 10 185 | 9 994 | 9 994 | 9 993 | 10 012 | 10 012 |
| **Electrical Division** | | | | | | | | | |
| External Sales | 1 765 | 518 | 514 | 458 | 451 | 1 941 | 492 | 503 | 995 |
| Total sales | 7 084 | 1 808 | 1 815 | 1 634 | 1 732 | 6 989 | 1 674 | 1 770 | 3 444 |
| Operating result | 465 | 95 | 100 | 56 | 63 | 314 | 75 | 112 | 187 |
| Operating margin | 6.5% | 5.3% | 5.5% | 3.4% | 3.6% | 4.5% | 4.5% | 6.3% | 5.4% |
| Invested capital | 3 564 | 3 780 | 3 778 | 3 811 | 3 563 | 3 563 | 3 118 | 2 975 | 2 975 |
| Registered number of employees | 7 086 | 6 906 | 6 820 | 6 737 | 6 637 | 6 637 | 6 596 | 8 119 | 8 119 |
| **Service Division** | | | | | | | | | |
| External Sales | 12 899 | 3 319 | 3 469 | 3 333 | 3 851 | 13 972 | 3 176 | 3 462 | 6 638 |
| Total sales | 14 096 | 3 713 | 3 879 | 3 706 | 4 254 | 15 552 | 3 539 | 3 858 | 7 397 |
| Operating result | 1 023 | 270 | 300 | 344 | 385 | 1 299 | 275 | 362 | 637 |
| Operating margin | 7.3% | 7.3% | 7.7% | 9.3% | 9.1% | 8.4% | 7.8% | 9.4% | 8.6% |
| Invested capital | 3 824 | 3 917 | 3 793 | 3 592 | 3 234 | 3 234 | 3 189 | 3 004 | 3 004 |
| Registered number of employees | 4 536 | 4 573 | 4 545 | 4 491 | 4 462 | 4 462 | 4 536 | 4 650 | 4 650 |
| **Aero and Steel Division** | | | | | | | | | |
| External Sales | 3 602 | 1 055 | 1 039 | 912 | 984 | 3 990 | 1 043 | 963 | 2 006 |
| Total sales | 6 400 | 1 795 | 1 758 | 1 501 | 1 584 | 6 638 | 1 733 | 1 629 | 3 362 |
| Operating result | 235 | 62 | 65 | 39 | 29 | 195 | 58 | 61 | 119 |
| Operating margin | 3.7% | 3.5% | 3.7% | 2.6% | 1.8% | 2.9% | 3.3% | 3.7% | 3.5% |
| Invested capital | 3 597 | 3 757 | 3 736 | 3 809 | 3 669 | 3 669 | 3 443 | 3 486 | 3 486 |
| Registered number of employees | 5 521 | 5 493 | 5 381 | 5 293 | 5 274 | 5 274 | 5 163 | 5 353 | 5 353 |

* Previously published amounts have been restated to conform to the current Group structure of 2002.

The financial information per Division is based on SKF's Management reporting, which in certain areas differs from the Group reporting. The sum of operating results and invested capital for the Divisions therefore differs from the reported Group figures. Total sales are sales and deliveries to external and internal customers. Invested capital is defined as the sum of Inventories, external Trade Accounts Receivable, other Short-term Assets and Tangible Assets less external Trade Accounts Payable and other Short-term Liabilities.